Exhibit (a)(5)(e)

Contacts:

Andrew Graham

Chief Financial Officer

Trimeris, Inc.

(919) 806-4682

Sang-Baek Park

Arigene Co., Ltd.

83-25, Nonhyun-Dong, Kangnam-Gu

Seoul 135-010 Korea

82-2-3444-5777

Arigene Co., Ltd. Commences Tender Offer to Acquire All Outstanding Shares of Trimeris, Inc. Stock

For $3.60 Per Share in Cash

SEOUL, KOREA AND DURHAM, N.C. – October 19, 2009 – Arigene Co., Ltd., a Korean corporation traded on the Korean Securities Dealers Association Quotation System (“Arigene”) (KOSDAQ: 067850), through its wholly-owned subsidiary, RTM Acquisition Company, a Delaware corporation, today commenced a cash tender offer to purchase all outstanding shares of common stock of Trimeris, Inc., a Delaware corporation (“Trimeris”) (NASDAQ: TRMS), pursuant to the Agreement and Plan of Merger among Arigene, RTM Acquisition Company and Trimeris, executed and publicly announced on October 2, 2009.

Upon the successful closing of the tender offer, stockholders of Trimeris will receive $3.60 in cash, without interest and less any required withholding taxes, for each share of Trimeris common stock tendered in the offer.

Following the tender offer, if successful, RTM Acquisition Company will be merged with and into Trimeris, with Trimeris continuing as the surviving corporation. As a result of the merger, Trimeris will become a wholly-owned subsidiary of Arigene. Acquisition of Trimeris would represent Arigene’s first step towards the launch of a research and development center in Korea to act as a facilitator to private ventures, governments and educational institutions within the biotechnology industry.

Today Arigene filed with the Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO that provides the terms of the tender offer and explains the procedures by which stockholders may tender their shares and participate in the tender offer. Trimeris concurrently filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 that includes the recommendation of Trimeris’ board of directors that Trimeris’ stockholders accept the tender offer and tender their shares to Arigene. As previously disclosed, the boards of directors of Arigene and Trimeris have approved the transaction.

The tender offer will expire at midnight, New York City time, on November 16, 2009, unless extended in accordance with the terms of the tender offer and the applicable rules and regulations of the SEC. The closing of the tender offer is subject to the satisfaction or waiver of certain conditions, including, among others, the tender of a majority of the outstanding Trimeris shares in response to the offer, there not having been a material adverse change with respect to Trimeris, and other customary closing conditions. The tender offer is not subject to a financing condition.

Advisors

Wilmer Cutler Pickering Hale and Dorr LLP is acting as legal advisor to Trimeris for this transaction. HCube Advisors, Inc. acted as financial advisor and K&L Gates, LLP is acting as legal advisor to Arigene.

About Trimeris, Inc.

Trimeris, Inc. (Nasdaq: TRMS) is a biopharmaceutical company engaged in the commercialization of therapeutic agents for the treatment of viral disease. The core technology platform of fusion inhibition is based on blocking viral entry into host cells. FUZEON®, approved in the U.S., Canada and European Union, is the first in a new class of anti-HIV drugs called fusion inhibitors. For more information about Trimeris, please visit the company’s website at http://www.trimeris.com.

About Arigene Co., Ltd.

Arigene Co., Ltd. (KOSDAQ: 067850) is a developer, manufacturer and marketer of Ubiquitous Healthcare Systems (U-Healthcare) and related medical equipment in Korea. With its planned acquisition of Trimeris, Inc., Arigene is expanding its business to the broader biotechnology industry.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Trimeris. Arigene has filed a tender offer statement with the SEC, and will mail an offer to purchase, forms of letter of transmittal and related documents to Trimeris stockholders. Trimeris has filed with the SEC, and will mail to Trimeris stockholders, a solicitation/recommendation statement on Schedule 14D-9. These documents contain important information about the tender offer and stockholders of Trimeris are urged to read them carefully in their entirety, as well as any amendments or supplements to these documents if and when they become available. These materials will be sent free of charge to all stockholders of Trimeris. Investors and security holders will also be able to obtain free copies of the tender offer statement, the tender offer solicitation/recommendation statement and other documents filed with the SEC by Arigene and Trimeris through the web site maintained by the SEC at www.sec.gov.

Cautionary Note Regarding Forward Looking Statements

This document and any attachments may contain forward-looking information about the proposed transaction between Trimeris and Arigene, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, new product development, including obtaining regulatory approvals, and any other statements about the parties’ managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward looking statements. These forward looking statements involve known and unknown risks and uncertainties that may cause Trimeris’ actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward looking statements. Important factors that may cause or contribute to such differences include uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Trimeris’ stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; transaction costs; whether results obtained in clinical studies or in preclinical studies will be indicative of results obtained in future clinical trials; whether Trimeris will be able to obtain regulatory approvals and such other factors as are set forth in the risk factors detailed from time to time in Trimeris’ periodic reports and registration statements filed with the Securities and Exchange Commission including, without limitation, the risk factors detailed in Trimeris’s Form 10-K filed with the Securities and Exchange Commission on March 13, 2009, which are incorporated herein by reference. The forward looking statements are made only as of the date of publication. Except as otherwise required by law, the parties specifically disclaim any obligation to update any of these forward looking statements.